SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2015

G. Willi-Food International Ltd.
(Translation of registrant’s name into English)

4 Nahal Harif St., Yavne, Israel 81106
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the Registrant.

Further to the its announcement on October 20, 2015 regarding an urgent motion filed against its ultimate controlling shareholder (through direct and indirect holdings) Israel 18 BV ("Israel 18"), G. Willi-Food International Ltd. (the "Company") announced today that it received notice from Israel 18 that at the hearing held on October 20, 2015 in the District Court of Haifa, Israel 18 informed the court of its intent to pay the amounts past due in accordance with existing agreements with Fortissimo Capital Management Ltd, S.G. Textile Holdings Ltd. and Z. Birinboim Holdings Ltd. no later than by October 29, 2015. Israel 18 further committed not to carry out any disposition of any of its assets nor of those of any of its subsidiaries (in Israel 18's capacity as a shareholder in them) until the aforesaid payments have been made (with such undertaking included as part of the court's decision). Accordingly, the court denied the motion for the appointment of temporary liquidators. The case is ongoing.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. Willi-Food International Ltd.

By:	/s/ Gil Hochboim
Name: Gil Hochboim
Title: Chief Executive Officer

Date: October 21, 2015